           INTERMAGNETICS
[GRAPHIC]-------------------
         GENERAL CORPORATION

                                October 28, 2004

Mr. John Hartz
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC  20549-0510


                  RE: FORM 10-K FOR THE YEAR ENDED MAY 30, 2004

GENERAL

1. We note that you have referred to experts under Critical Accounting Policies ("These provisions are based upon, in part, the advice from environmental engineers..."); Note B ("The Company obtained an independent valuation from a nationally recognized valuation firm...); and Note E ("The value of the options has been determined by an independent valuation consultant...". Delete your reference to these experts or identify them in future filings. We remind you that if you refer to and identify these experts, you must include their consents when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

         RESPONSE:
         The Company will revise future filings to delete any reference to the advice of experts unless consents are included in accordance with
         Section 436(b) of Regulation C.

ITEM 1. BUSINESS DESCRIPTION

Energy Technology Segment

2. On page 14, you mention that SuperPower, SEI and BOC have agreed to share costs that are not covered by third party funding. In future filing, please clarify whether or not there are any minimum commitments under this agreement. If so, ensure that your contractual obligations table adequately addresses these commitments.

         RESPONSE:
         In future filings we will state that these contracts are essentially fixed price best efforts and, as such, do not require any minimum commitments.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

3. In future filings, please consider the guidance presented in Release No. 33-8350: Interpretation - Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations in future filings. Some areas to expand include:
         o    Expand on risks faced in the industry
         o Quantify in more detail results of operations, such as changes in sales year over year
         o    Improve organization to include headings and subheadings
         o    Focus on trends and events in business

         RESPONSE:
         We have reviewed Release No. 33-8350 and we will expand and quantify our MD&A as appropriate. Additionally, we will include headings and subheadings and focus on trends relevant to our business.

Results of Operations

4. You indicate on page 28 that 2004 margins in Energy Technology increased over 2003 because of "the receipt of about $1.2 million of funding for costs incurred in the prior year." Based upon your stated accounting policies, it is unclear to us how the funding of costs impacts your gross margins. Please advise and revise future filings to clarify.

         RESPONSE:
         The above referenced funding was 100% gross profit because we incurred the associated expense in a period before the funding was approved. For example: during fiscal 2004 two government contracts were negotiated with a provision to bill for costs expensed in fiscal 2003 that related to the contracts desired result. These costs were not billable under any other contracts that existed during fiscal 2003. Although the Company had no responsibility to continue working on the project once funds were exhausted, the Company decided the advancement of the science was important enough to continue to support development of the technology. In future filings the Company will more clearly describe the transaction that gave rise to the margin improvement.

5. It is unclear to us what you mean by "...a decrease in our net investment in the Energy Technology segment of about $805,000..." in your discussion of fiscal year 2004 operating income. Please advise and revise your future filings to clarify.

         RESPONSE:
         The Company internally views its contribution to the Energy Technology Segment as an investment or commitment to developing the technology rather than an operating loss. For example, whenever this segment's net operating loss is reduced from period to period we view that as a reduction in our "net investment". In future filings we will describe the "net investment" with net operating loss parenthetically along side as follows "net investment (net operating loss)".

6. We note your second pro forma presentation on page 32 includes adjustments that may not be factually supportable and directly attributable to the transaction. We also note that you may have inappropriately eliminated nonrecurring charges incurred by Invivo. Refer to Rule 11-02 of Regulation S-X and ensure that future filings only include pro forma financial information that complies with this guidance.

         RESPONSE:
         We believe these measures provide shareholders and prospective shareholders with important information that is more representative of the Company's performance. This information is provided to allow the reader to understand the effectiveness or ineffectiveness of the operating unit by giving a more detailed explanation of expenses. In the future, however, the Company will include only such pro forma information that complies with rule 11-02 of Regulation S-K.

7. We note your presentation of the non-GAAP measure operating income excluding internal acquisition and integration costs. We note that you incur similar costs in the first quarter of fiscal year 2005. As such, it does not appear that this measure fully complies with Item 10(e)(ii)(B) of Regulation S-K. Please do not present such measure in future filings.

         RESPONSE:
         Again, we present this information for clarification and as comparison for the benefit of the reader and believe it accurately portrays the underlying performance of the Company. That being said, we will no longer present such measures in future filings.

Liquidity and Capital Resources - Contractual Obligations

8. You indicate under the section MRI Segment - Raw Materials and Inventory that the Company has long-term supply agreements with two of its vendors. However, we note that the purchase commitments presented in the contractual obligations table only go through the end of fiscal year 2005. Please ensure that future filings include any minimum purchase requirements under these agreements.

         RESPONSE:
         The contracts discussed in this section do not contain minimum purchase commitments. Rather, these are requirement contracts that commit these vendors to supply materials as needed by Intermagnetics. We will continue to ensure that our filings include the effect of minimum purchase requirements, if any, in our supply agreements.

9. In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, address your funding obligations under your pension plans. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

         RESPONSE:
         In future filings we will provide appropriate disclosure regarding interest payments in the liquidity table. Additionally, the Company will address the funding obligation under our pension plans.

Critical Accounting Policies and Estimates - Goodwill

10. As Goodwill has significantly increased over the prior years, in future filings please identify and expand upon and identify your "significant judgments" used by management to test for impairment.

         RESPONSE:
         Due to recent acquisitions goodwill has increased significantly in fiscal 2004 and 2005. In future filings we will disclose our significant judgments used to test impairment and, to the extent we obtain their consent, our utilization of a qualified independent consultant, Standard and Poor's Corporate Value Consulting, to support our testing methodologies. We will expand our disclosure as follows:

         Goodwill and other long-lived assets are reviewed for impairment whenever events such as significant changes in the business climate, plant closures, changes in product offerings, or other circumstances indicate that the carrying amount may not be recoverable. The Company performs a test for goodwill impairment annually during the second quarter of each fiscal year. The determination of whether these assets are impaired involves significant judgments such as long term revenue projections, weighted average cost of capital, product cost reductions, market penetration and sufficient Product Research and Development to keep pace with market demand. Changes in strategy and/or market conditions may result in adjustments to recorded asset balances.

     ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     Income Statement - Stock Based Compensation

11. In future filings, charges for noncash compensation should be classified based on the nature of the cost (i.e. selling, general and administrative).

         RESPONSE:
         In future filings non cash compensation will be classified based on the nature of the cost as follows:

         Product research and development                               $x,xxx
         Selling, general and administrative:
                  Non-cash stock based compensation                      x,xxx
                  Other selling, general and administrative              x,xxx
         Amortization of Intangibles                                     x,xxx
                                                                        ------
                                                                         x,xxx
                                                                        ------

Note A - Significant Accounting Policies - Revenue Recognition

12. We note that you net the revenues you have earned under research and development contracts and long-term development contracts against your research and development costs. Differentiate for us your accounting for (i) research and development contracts with the federal government,
         (ii) research and development contracts for other customers and (iii) long-term development contracts. Provide the authoritative literature that supports your accounting for each of these types of contracts.

         RESPONSE:
         The following is the differentiation of the accounting of the various revenue contracts and the supporting literature:

         (i) The nature of our contracts with the US Government is that of a contractor performing work on a Cost type Best- Efforts contract. Per AICPA Guide: Audits of Federal Government Contractors, Chapter 3, paragraph 3.50, Intermagnetics is providing a Fixed-Price Best-Efforts R&D Cost-Sharing arrangement. However, per paragraph 3.55, conditions relating to the requirement to net the external funds received against our research and development expenses are not met. The products we are developing under these contracts are first generation high temperature superconducting devices and second generation high temperature superconducting wire. Typically, the customers for these products are from the power generation and transmission markets. The Federal Government is not expected to be the sole or principal ultimate customer of the products directly resulting from this R&D activity. Therefore per paragraph 3.55, the conditions necessary to net funds against R&D expenses do not exist. As a result, Intermagnetics must use the basic accounting policy for government contracts. Intermagnetics recognized the funding received from the US Government as contract revenue, based on costs incurred to date plus earned profit. Per SOP 81-1, this is consistent with the percentage-of-completion method used to recognize contract revenue.

         (ii) To enhance our largest customer's competitiveness in the market place, the Company enters into Research and Development contracts with that customer to develop more functionality or abilities that improve the performance and utility of the products we provide. We have also entered into contracts with other Magnetic Resonance Imaging system integrators providing these types of services. Throughout this development process, revenue is being recognized on a percent-of-completion method. The costs incurred, as services are performed, provide a reasonable estimate of results of completion and a reliable measure of progress. Typically the milestone value does not determine the value recognized as revenue. Most often programs are invoiced at cost incurred plus earned profit which is less than the milestone value primarily as a result of the program progressing to schedule. The funding provided by these contracts is not related to any future steady state production version of the developed product. Pricing for the production version of the developed product is negotiated separately. Therefore, this revenue is for services performed and as such represent a separate earnings process. Additionally, there are no continuing performance obligations related to these services. The Company's only obligation is to successfully complete the milestone. As such, we believe the appropriate authoritative literature regarding this type of contract is also SOP 81-1 and we use the percentage-of-completion method to recognize this type of contract revenue. See example below the next paragraph.

         (iii) Under long-term development we typically are developing newer more advanced products for our customers. These products are revolutionary not evolutionary in nature and typically take longer to develop than developing functionality, ability or performance enhancements. However, the conditions are essentially the same as item (ii) above. As such, throughout this development process, revenue is again being recognized on a percent-of-completion method. The costs incurred, as services are performed, provide a reasonable estimate of results of completion and a reliable measure of progress. Typically the milestone value plus earned profit does not determine the value recognized as revenue. Most often programs are invoiced at cost incurred plus earned profit which is less than the milestone value primarily as a result of the program progressing to schedule. The funding provided by these contracts is not related to any future steady state production version of the developed product. Pricing for the production version of the developed product is negotiated separately. Therefore, this revenue is for services performed and as such represent a separate earnings process. Additionally, there are no continuing performance obligations related to these services. The Company's only obligation is to successfully complete the milestone. As such, we believe the appropriate authoritative literature regarding this type of contract is also SOP 81-1 and we use the percentage-of-completion method to recognize this type of contract revenue.

13. Notwithstanding the above comment, if it is appropriate to record the federal government funding you receive as an offset to your R&D expense, (i) do not refer to such funding as "sales," (ii) remove this disclosure from your revenue recognition accounting policy and (iii) provide the disclosures required by paragraphs 3.56 of the AICPA Audit and Accounting Guides - Audit of Federal Government Contractors.

         RESPONSE:
         Respectfully, we believe, based on the answer to 12.(i) above we do not meet the requirements of paragraph 3.50 of the AICPA Audit and Accounting Guides - Audit of Federal Government Contracts. As a result, we further believe that: (i) referring to the funding received from the Federal Government as "sales" is appropriate, (ii) the disclosure in our revenue recognition accounting policy is appropriate and (iii) we are not required to provide the disclosure required by paragraph 3.56 of the AICPA Audit and Accounting Guides - Audit of Federal Government Contracts.

14. We note that when it appears probable that estimated costs will exceed funding and the company is not successful in securing additional funding, the company records the estimated additional expense before it is incurred. For each type of contract addressed above, provide us the authoritative literature you relied on and identify the nature of the costs you accrue. Also quantify for us the amounts accrued in each period presented.

         RESPONSE:
         For contracts referred to in item 12.(i), (Fixed-Price Best-Efforts R&D Cost-Sharing Arrangements) we estimate the cost to complete and compare it to the contract value. When it is evident the cost to complete is in excess of the available funding the Company will accrue the estimated overrun for labor, material and overhead and record that amount in cost of sales. Frequently the Company is committed to maintaining a customer relationship and / or advancing the science. As a result we deliver to the final specification under the contract. The overrun amount is evaluated monthly and adjusted for any appropriate change. If additional funding is received the amount of funding is included in revenue without any additional cost associated with that funding. When we do not deem the science important enough to our business plan we discontinue any further work on the project and negotiate the close out of the contract with the appropriate government agency or customer. Because we are the world leaders of second generation superconductivity research we are usually able to find additional funding from a third party or the respective government agency. During fiscal 2004 the Company recognized expense of approximately $600,000 related to a government contract for which the costs exceeded the funding. During fiscal 2002 and 2003 no such overruns occurred. For contracts referred to in item 12. (ii) and 12.(iii) as stated above "Typically the milestone value does not determine the value recognized as revenue. Most often programs are invoiced at cost incurred plus earned profit which is less than the milestone value primarily as a result of the program progressing to schedule." We believe the appropriate authoritative literature regarding this type of contract is also SOP 81-1 and we use the percentage-of-completion method to recognize this type of contract revenue.

         Finally we would like to note that the revenue related to Funded Research and Development was less the 10% of total revenue in each fiscal year reported.

Note D - Long-Term Debt

15. The company discloses that its credit facility "contains a prepayment provision whereby certain amounts borrowed must be repaid upon the occurrence of certain specified events and conditions, including under certain circumstances issuance of any equity, proceeds from the issuance of any additional debt, certain asset sales..." In future filings, please expand this disclosure by specifying the significant events and conditions, circumstances and what amounts must be repaid.

         RESPONSE:
         In the future we will expand our disclosure to identify the significant events, conditions, circumstances and amounts that are required to be repaid under the credit facility when a prepayment is required.

Note E - Shareholders' Equity

16. In future filings provide the disclosures required by paragraph 2(e) of SFAS 148 your Summary of Significant Accounting Policies footnote.

         RESPONSE:
         In future filings we will expand our disclosure to reflect the requirements of paragraph 2(e) of SFAS No. 148 as follows:

         STOCK-BASED COMPENSATION:

         The intrinsic value method of accounting under the provisions of APB No. 25, "Accounting for Stock Issued to Employees", is used for stock-based compensation plans. Under the intrinsic value method, compensation cost is measured as the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock.

         The following pro forma net income and earnings per share information has been determined as if the Company had accounted for stock-based compensation awarded under its stock option plans using the fair value-based method.

(Dollars in Thousands, Except Per Share Amounts)

                                                                                 Fiscal Year Ended
                                                                       ----------------------------------------
                                                                        May 30,         May 25,        May 26,
                                                                         2004            2003           2002
                                                                       --------        --------        --------
Net income (as reported)                                               $ 14,860        $ 14,917        $ 20,589
  Add recorded non-cash stock compensation                                  375             368             367
  Less non-cash stock compensation under SFAS No. 123, net of tax        (2,345)         (2,211)         (2,329)
                                                                       --------        --------        --------
Pro forma Net Income                                                   $ 12,890        $ 13,074        $ 18,627
Earnings per Common Share (as reported):
   Basic                                                               $   0.59        $   0.60        $   0.84
                                                                       ========        ========        ========
   Diluted                                                             $   0.58        $   0.58        $   0.80
                                                                       ========        ========        ========
Earnings per Common Share (pro forma):
   Basic                                                               $   0.51        $   0.53        $   0.76
                                                                       ========        ========        ========
   Diluted                                                             $   0.51        $   0.51        $   0.72
                                                                       ========        ========        ========

         The weighted average fair value of each option granted under the 1990 Stock Option Plan and the 2000 Stock Option and Award Plan during fiscal years 2004, 2003 and 2002 was $12.301, $8.377 and $10.431, respectively. The fair value of each option grant was estimated on the date of the grant using the Black-Scholes Model with the following weighted average assumptions. The risk-free interest rates for fiscal years 2004, 2003 and 2002 were 4.7%, 3.0%, and 3.2%, respectively. The expected volatility of the market price of the Company's Common Stock for fiscal years 2004, 2003 and 2002 grants was 65.1%, 68.6% and 73.3%, respectively. The expected average term of the granted options for fiscal 2004, 2003 and 2002 was 7.9 years, 7.1 years and 5.1 years, respectively. There was no expected dividend yield for the options granted for fiscal years 2004, 2003 and 2002.

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                 FORM 10-Q FOR THE QUARTER ENDED AUGUST 29, 2004

17. Amend your Form 10-Q to include the revised Item 307 of Regulation S-K language in Item 4. Controls and Procedures. Refer to Rule 33-8238.

         RESPONSE:
         The Company will amend the quarter ended August 29, 2004 Form 10-Q to include the revised Item 307 of Regulation S-K language in Item 4. Controls and Procedures.

                      FORM 8-K/A#1 DATED SEPTEMBER 29, 2004

18. Amend your Form 8-K to include the unaudited condensed consolidated financial statements of MRID that comply with the form and content requirements of Rule 10-01(c) of Regulation S-X.

         RESPONSE:
         We will amend the form 8-K dated September 29, 2004 to comply with the requirements of 10-01(c) of Regulation S-K.


                                             Sincerely,



                                             /s/ Glenn H. Epstein
                                             Chairman & Chief Executive Officer